Exhibit 99.1
The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
ANNOUNCEMENT
ADJUSTMENT OF CONVERSION PRICE OF
US$182,678,000
ZERO COUPON GUARANTEED CONVERTIBLE BONDS DUE 2011

The Directors would like to announce that with effect from 10 March 2008 the prevailing Conversion Price of HK$1.93 will be adjusted to HK$1.53, representing approximately 79.3% of the prevailing Conversion Price.
Following the Adjustment, the maximum number of Conversion Shares to be issued by the Company upon full conversion of the Convertible Bonds will increase and the Additional Conversion Shares to be issued upon conversion of the Convertible Bonds will be issued and allotted pursuant to a specific mandate to be granted by the Shareholders at a special general meeting of the Company to be held for such purpose.
Reference is made to the announcement (the “Announcement”) of Brilliance China Automotive Holdings Limited (the “Company”) dated 9 May 2006 and the circular (the “Circular”) of the Company dated 12 May 2006 in relation to the issue by Brilliance China Finance Limited (formerly known as Goldcosmos Investments Limited and a wholly-owned subsidiary of the Company) (the “Issuer”) of the zero coupon guaranteed convertible bonds due 2011 (the “Convertible Bonds”) in an aggregate principal amount of US$182,678,000 convertible into ordinary shares of par value of US$0.01 each in the capital of the Company (the “Conversion Shares”). The Convertible Bonds were issued by the Issuer on 7 June 2006, and are listed on Singapore Exchange Securities Trading Limited.
Unless otherwise stated, capitalised terms used herein shall have the same meanings as those defined in the Circular.

The terms of the Convertible Bonds provide that if the average of the closing prices of the Shares (the “Average Market Price”) for the period of 20 consecutive trading days immediately prior to 10 March 2008 (the “Reset Date”) is less than the prevailing price at which Conversion Shares will be issued (the “Conversion Price”) on the Reset Date, the Conversion Price shall be adjusted to the Average Market Price with effect from the Reset Date, provided that the adjusted Conversion Price shall not be less than 75% of the Conversion Price prevailing on the Reset Date.
The Directors would like to announce that the Average Market Price has been determined as HK$1.53 per Share and therefore the prevailing Conversion Price of HK$1.93 will be adjusted to HK$1.53 representing approximately 79.3% of the prevailing Conversion Price, with effect from the Reset Date (the “Adjustment”). Apart from the Adjustment, there is no change in the terms of the Convertible Bonds. As at the date of this announcement, the total number of issued Shares of the Company is 3,669,765,900 Shares, and none of the Convertible Bonds has been converted into Conversion Shares. Following the Adjustment, the maximum number of Conversion Shares to be issued by the Company upon full conversion of the Convertible Bonds will be 925,484,964 Conversion Shares, representing approximately 25.2% of the issued share capital of the Company as at the date of this announcement and approximately 20.1% of the issued share capital of the Company as enlarged by such Conversion Shares.
The 733,674,599 Conversion Shares issuable by the Company upon full conversion of the Convertible Bonds based on the prevailing Conversion Price of HK$1.93 will be issued and allotted pursuant to the general mandate granted by the Shareholders to the Directors in the annual general meeting of the Company held on 24 June 2005 (with respect to the issuance of not more than 733,678,180 Shares). Following the Adjustment, the number of Conversion Shares issuable by the Company upon full conversion of the Convertible Bonds will increase by 191,810,365 Shares (the “Additional Conversion Shares”).
As mentioned in the Announcement and the Circular, it was the Company’s intention when the Convertible Bonds were issued in 2006 that the Company would either issue the Additional Conversion Shares under a new general mandate granted by the Shareholders or the Cash Settlement Option will be exercised in respect of the Additional Conversion Shares. Having considered the recent development of the Company, the Directors are of the view that: (a) the exercise of the Cash Settlement Option will not be in the interest of the Company as it may affect the Group’s cash flow position; and (b) it will be in the interest of the Company to reserve the general mandate for future development opportunities. Therefore, the Directors propose to issue and allot the Additional Conversion Shares pursuant to a specific mandate to be granted by the Shareholders at a special general meeting of the Company to be held for such purpose. Such Additional Conversion Shares will in all respects rank pari passu with the Shares of the Company then in issue on the relevant conversion date. A circular will be despatched to the Shareholders as soon as practicable in regard of the special general meeting.
An application will be made to The Stock Exchange of Hong Kong Limited for the listing of, and permission to deal in, the Additional Conversion Shares.

The Bondholders who are in any doubt as to the action to be taken should consult their stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

By order of the Board Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman
Hong Kong, 7 March 2008
As at the date of this announcement, the Board comprises five executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Mr. Qi Yumin (Chief Executive Officer), Mr. He Guohua, Mr. Wang Shiping and Mr. Lei Xiaoyang (Chief Financial Officer); and three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.

*	For identification purposes only